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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  APRIL 2009

Commission File Number: 51848

ALDA Pharmaceuticals Corp.

(Translation of registrant’s name into English)

635 Columbia St. New Westminster, B.C., Canada, V3M 1A7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]               Form 40-F ��

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ��              No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_______________.

Exhibit No.	Document
1	April 20, 2009 News Release – Shares Listed on OTCBB
2.	April 20, 2009 Material Change Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDA Pharmaceuticals Corp.

Date: April 20, 2009

By:

“Terrance G. Owen”

Name:

Terrance G. Owen, Ph.D., M.B.A.

Title:

President & CEO

ALDA PHARMACEUTICALS CORP.

635 Columbia Street
New Westminster, British Columbia V3M 1A7

Tel: (604) 521-8300 Fax: (604) 521-8322

NEWS RELEASE

TSX-V: APH

OTCBB: APCSF

ALDA PHARMACEUTICALS CORP. SHARES LISTED ON OTCBB

APRIL 20, 2009 - VANCOUVER, BC - ALDA PHARMACEUTICALS CORP. (APH:TSX-V) (“the Company” or “ALDA”) announces that the Company’s common shares have been added to the OTC Bulletin Board System as of today’s date and will trade under the symbol “APCSF”.

ALDA’s common shares are registered with the United States Securities and Exchange Commission (“SEC”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.  ALDA files annual reports on Form 20-F and other materials with the SEC through the EDGAR system.   Registration of ALDA’s shares in the United States allows its shares to be solicited and traded by licensed brokers in the United States in compliance with SEC regulations and blue-sky requirements in various states in the United States.

ALDA's securities filings with the SEC and Canadian Securities Administrators and are available on-line at EDGAR and SEDAR, respectively.

About ALDA Pharmaceuticals Corp.

ALDA is focused on the development of infection-control therapeutics derived from its patented T36® technology. The company trades on the TSX Venture Exchange under the symbol APH.

Terrance G. Owen, Ph.D., MBA

President & CEO
ALDA Pharmaceuticals Corp.

www.aldacorp.com

Distribution & Sales Contact
Peter Chen

(604) 521- 8300 Ext. 3
peter_chen@aldacorp.com

Investor Relations Contact

Scott Young

604-288-7222

syoung@freeformcom.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

ALDA PHARMACEUTICALS CORP.

("ALDA" or the “Company”)

635 Columbia Street

New Westminster, BC  V3M 1A7

Item 2

Date of Material Change

April 20, 2009

Item 3

News Release

A news release was issued on April 20, 2009, at Vancouver, B.C.

Item 4

Summary of Material Change

ALDA’s common shares have been added to the OTC Bulletin Board System as of today’s date and will trade under the symbol “APCSF”.

Item 5

Full Description of Material Change

ALDA’s common shares have been added to the OTC Bulletin Board System as of today’s date and will trade under the symbol “APCSF”.

ALDA’s common shares are registered with the United States Securities and Exchange Commission (“SEC”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.  ALDA files annual reports on Form 20-F and other materials with the SEC through the EDGAR system.  Registration of ALDA’s shares in the United States allows its shares to be solicited and traded by licensed brokers in the United States in compliance with SEC regulations and blue-sky requirements in various states in the United States.

ALDA's securities filings with the SEC and Canadian Securities Administrators and are available on-line at EDGAR and SEDAR, respectively

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Terrance G. Owen, Ph.D., MBA, President & CEO at (604) 521-8300

Item 9

Date of Report

April 20, 2009